UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Sara Creek Gold Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

80310R 107
(CUSIP Number)

326 S. Pacific Coast Highway, Suite 102
Redondo Beach, CA 90277
(310) 316-3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80310R 107	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS Gerald Allen Tywoniuk I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States and Canada (Dual Citizenship)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,629,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,629,550
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,094,325(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7066% (1)(2)
14		TYPE OF REPORTING PERSON IN

(1)	The number of shares beneficially owned includes 464,775 shares that Gerald Tywoniuk may acquire upon the exercise of certain warrants that are currently exercisable in full.
(2)
Applicable percentage ownership is based on 39,686,703 shares of Common Stock outstanding as of May 14, 2014. Any securities not outstanding but subject to warrants, options or other rights exercisable as of May 14, 2014, or exercisable within 60 days after such date, are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock beneficially owned by the person holding such warrants, options or other rights, but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by any other person.

CUSIP No. 80310R 107	SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Sara Creek Gold Corp., a Nevada corporation (the “Issuer”), and amends the Schedule 13D filed on behalf of Gerald Tywoniuk (“Tywoniuk”) on October 31, 2013 (the “Original Schedule 13D” and, together with Amendment No. 1 to Schedule 13D, dated November 4, 2013, Amendment No. 2 to Schedule 13D, dated January 14, 2014, Amendment No. 3 to Schedule 13D, dated January 17, 2014, Amendment No. 4 dated April 9, 2014, and this Amendment No. 5, the “Schedule 13D”).  Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 5 is being filed to amend Item 6 of the Schedule 13D as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety to read as follows:

Tywoniuk is a party to the Warrant Agreement, pursuant to which Tywoniuk may purchase up to an additional 1,450,000 shares of Common Stock of the Issuer from Katic and Moore, as further described, and subject to the conditions set forth, in Item 4(a).

Tywoniuk may purchase up to an additional 464,775 shares of Common Stock of the Issuer by exercising the Private Placement Warrants and the Hawker Warrants, as further described in Item 4(a).

On May 14, 2014, the Issuer granted Tywoniuk nonqualified options to purchase 1,000,000 shares of Common Stock.  The options have an exercise price of $0.10 per share and expire on May 13, 2024.  The options will vest in three equal installments on each of May 13, 2015, May 13, 2016 and May 13, 2017.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 80310R 107	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2014	/s/ Gerald Allen Tywoniuk
Gerald Allen Tywoniuk, an individual